Annual Report

Cover Page

Name of issuer:

iAssay, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 4/2/2014

Physical address of issuer:

7220 Trade Street, Suite 168
San Diego CA 92121

Website of issuer:

http://www.iAssay.net

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$286,413.00	$181,190.00
Cash & Cash Equivalents:	$118,013.00	$3,308.00
Accounts Receivable:	($9,482.00)	$0.00
Short-term Debt:	$189,534.00	$157,977.00
Long-term Debt:	$650,733.00	$358,094.00
Revenues/Sales:	$192,001.00	$0.00
Cost of Goods Sold:	$69,326.00	$57,089.00
Taxes Paid:	$4,668.00	$2,734.00
Net Income:	($218,974.00)	($151,106.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

iAssay, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lonnie W. Adelman	Chief Executive Officer	iAssay, Inc.	2014
Eric J. Adelman	Chief Executive Officer	Camak Manufacturing Inc	2015
Susan Adelman	Proprietor	Embroidery Haven	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Lonnie W. Adelman	President	2014
Lonnie W. Adelman	Secretary	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Lonnie W. Adelman	5600000.0 Common Stock	71.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company is an early stage company. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our marketing and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets.

We face competition with respect to our key products that we seek to develop or commercialize in the future. Many of our competitors (such as Abbott and Siemens) have significantly greater financial, technical and human resources and superior expertise in research and development and marketing dating apps and websites. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on various intellectual property rights in order to operate our business. Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

Freedom to operate was initially conducted from an initial patentability search and that freedom to operate is continually updated as documents are identified during the prosecution of patent applications covering current and next generation devices. That said, there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify our brand or products to avoid infringement.

Aspects of our business and our products will be regulated at the local, state, and federal levels. COVID-19 diagnostics is subject to Food and Drugs Administration (FDA) Emergency Use Authorization (EUA) Clearance that has been setup to quickly clear products that can be put to use for COVID-19 testing and treatment of the US population, and part of Wefunder proceeds is for testing that will support EUA clearance. It is unlikely, but possible that iAssay will not obtain an EUA clearance. Drugs of Abuse testing in the workplace and for judicial applications are not subject to FDA regulation.

Our products may be subject to state, local and Federal environmental laws, including those relating to the handling and storage of hazardous materials. We and our products will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

We do not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

The Company currently intends to retain any future earnings and does not expect to make any distributions in the foreseeable future. The Securities provide for no repayment of principal or interest amounts until the Maturity Date (as defined in the Note Purchase Agreement). Investors who anticipate the need for distributions from their investment in the Company should not purchase the Securities offered hereby.

The company currently has more liabilities than assets so investors are unlikely to be returned any capital should the company close down.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and

are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and *should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	6,686,667	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Green Domain Design
Issue date	06/14/19
Amount	$49,318.00
Outstanding principal plus interest	$22,544.31 as of 12/30/21
Interest rate	2.0% per annum
Current with payments	Yes

The Company has one note payable outstanding totaling $22,544 as of Dec 31, 2021. There are no minimum monthly payments. The loan is repayable within 90 days of the lender providing the Company written notice of demand.

Convertible Note

Issue date	11/18/15
Amount	$10,000.00
Interest rate	6.0% per annum
Discount rate	0.0%
Valuation cap	$3,200,000.00
Maturity date	11/19/17

These notes have not yet converted, and are accruing interest. The conversion trigger is a priced raise of at least $300,000, and that will happen with the Series A.

Convertible Note

Issue date	08/29/16
Amount	$10,000.00
Interest rate	6.0% per annum
Discount rate	0.0%
Valuation cap	$2,800,000.00
Maturity date	08/30/18

These notes have not yet converted, and are accruing interest. The conversion trigger is a priced raise of at least $300,000, and that will happen with the Series A.

Convertible Note

Issue date	11/13/16
Amount	$30,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$4,500,000.00
Maturity date	08/30/20

These notes have not yet converted, and are accruing interest. The conversion trigger is a priced raise of at least $300,000, and that will happen with the Series A.

Convertible Note

Issue date	03/16/17
Amount	$5,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$4,500,000.00
Maturity date	08/30/20

Maturity date   08/30/20

These notes have not yet converted, and are accruing interest. The conversion trigger is a priced raise of at least $300,000, and that will happen with the Series A.

Convertible Note

Issue date	03/30/17
Amount	$50,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$4,500,000.00
Maturity date	08/30/20

These notes have not yet converted, and are accruing interest. The conversion trigger is a priced raise of at least $300,000, and that will happen with the Series A.

Convertible Note

Issue date	04/03/17
Amount	$4,800.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$4,500,000.00
Maturity date	08/30/20

These notes have not yet converted, and are accruing interest. The conversion trigger is a priced raise of at least $300,000, and that will happen with the Series A.

Convertible Note

Issue date	11/05/17
Amount	$20,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$4,500,000.00
Maturity date	08/30/20

These notes have not yet converted, and are accruing interest. The conversion trigger is a priced raise of at least $300,000, and that will happen with the Series A.

Convertible Note

Issue date	11/26/17
Amount	$2,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$4,500,000.00
Maturity date	08/30/20

These notes have not yet converted, and are accruing interest. The conversion trigger is a priced raise of at least $300,000, and that will happen with the Series A.

Convertible Note

Issue date	12/18/17
Amount	$2,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$4,500,000.00
Maturity date	08/30/20

These notes have not yet converted, and are accruing interest. The conversion trigger is a priced raise of at least $300,000, and that will happen with the Series A.

Convertible Note

Issue date	02/12/19
Amount	$20,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$4,500,000.00
Maturity date	08/30/20

These notes have not yet converted, and are accruing interest. The conversion trigger is a priced raise of at least $300,000, and that will happen with the Series A.

Convertible Note

Issue date	02/26/19
Amount	$2,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$4,500,000.00
Maturity date	08/30/20

These notes have not yet converted, and are accruing interest. The conversion trigger is a priced raise of at least $300,000, and that will happen with the Series A.

Convertible Note

Issue date	08/27/19
Amount	$100,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$4,500,000.00
Maturity date	08/30/20

These notes have not yet converted, and are accruing interest. The conversion trigger is a priced raise of at least $300,000, and that will happen with the Series A.

Convertible Note

Issue date	09/10/19
Amount	$10,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$4,500,000.00
Maturity date	08/30/20

These notes have not yet converted, and are accruing interest. The conversion trigger is a priced raise of at least $300,000, and that will happen with the Series A.

Convertible Note

Issue date	06/27/20
Amount	$50,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$7,500,000.00
Maturity date	06/22/22

Convertible Note

Issue date	12/12/20
Amount	$25,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$7,500,000.00
Maturity date	06/25/22

Convertible Note

Issue date	01/31/21
Amount	$25,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$7,500,000.00
Maturity date	02/01/23

Convertible Note

Issue date	03/11/21
Amount	$2,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$7,500,000.00
Maturity date	03/12/23

Convertible Note

Issue date	01/05/22
Amount	$50,000.00
Interest rate	6.0% per annum
Discount rate	15.0%
Valuation cap	$9,500,000.00
Maturity date	01/06/24

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2019	Regulation D, Rule 506(b)	Convertible Note	$20,000	General operations
2/2019	Regulation D,	Convertible Note	$2,000	General

	Rule 506(b)			operations
8/2019	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations
9/2019	Regulation D, Rule 506(b)	Convertible Note	$10,000	General operations
6/2020	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
12/2020	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
1/2021	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
3/2021	Regulation D, Rule 506(b)	Convertible Note	$2,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Green Domain Design
Amount Invested	$49,318.00
Transaction type	Loan
Issue date	06/14/19
Outstanding principal plus interest	$22,544.31 as of 12/30/21
Interest rate	2.0% per annum
Current with payments	Yes
Relationship	Founder's other company

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

SimpleTest is a portable medical test reader, with a universal adapter, that allows tests to be read anywhere, eliminates human error, and produces results in minutes.

In 4 years, we hope that our next generation device will be in use at medical facilities, nursing homes, private households and in major businesses across the globe. Our anonymized cloud data will be used in international research to improve the lives of patients everywhere. These projections are not guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

iAssay, Inc. was incorporated in the State of Delaware in April 2014.
Since then, we have:

We believe this is the 1st and only patented universal medical test reader

We're tapping into the $68 Billion Healthcare Data industry with a cloud computing solution

Our device eliminates manual errors which means better, faster, smarter healthcare for all

This device will improve the quality of Covid-19 testing

Historical Results of Operations

Revenues & Gross Margin. For the period ended December 31, 2021, the Company had revenues of $192,001 compared to the year ended December 31, 2020, when the Company had revenues of $50.

Assets. As of December 31, 2021, the Company had total assets of $286,412, including $118,013 in cash. As of December 31, 2020, the Company had $160,6542 in total assets, including $3,308 in cash.

Net Loss. The Company has had net losses of $218,974 and net losses of $160,366 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

Liabilities. The Company's liabilities totaled $840,268 for the fiscal year ended December 31, 2021 and $554,025 for the fiscal year ended December 31, 2020.

Related Party Transaction

There were no related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $26,774 in debt and $650,733 in convertibles, and revenues of $192,001.
Our projected runway is 20 months before we need to raise further capital.
We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.
We will likely require additional financing in order to perform operations over the lifetime of the Company. Except as otherwise described in Form C, we do not have additional sources of capital other than the proceeds from Convertible Notes. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.
Runway & Short/Mid Term Expenses
iAssay, Inc. cash in hand is $88,941, as of April 2022. Over the last three months, revenues have averaged $20938/month, cost of goods sold has averaged $16,462/month, and operational expenses have averaged $19,373/month, for an average burn rate of $14.897 per month. Our intent is to be profitable in 2023.

Since December 31, 2020, the Company has raised an additional $303,015 on Convertible Notes. Another US Patent is expected to grant on May 3, 2022.

With COVID-19 locking down the USA, iAssay pivoted into COVID-19 point of care diagnostics. The Open Platform for point of care diagnostics protected by US Patents 10,309,954 and 10,753,921 was leveraged to produce the SimpleTest 2 Model 2040, CyberReader models 2020 and 2030 focused on Cloud connected COVID-19 point of care testing. Pilot quantities of the units have been produced in low quantities for validation testing. COVID-19
validation testing using the model 2020 and the company's SimpleCloud AWS data management system was successfully performed in Mexico using patient samples supplied by a laboratory in a Mexican laboratory, and test results were automatically transmitted to iAssay's proprietary HIPAA Compliant SimpleCloud so that verification could be performed across the border.

The Model 2020 and 2030 are both appropriate for performing COVID-19 tests for patients under an FDA Emergency Use Authorization (EUA) with manufacturers who produce COVID-19 Serology and Antigen strip tests. iAssay is negotiating with several strip manufacturers who are interested in partnering on an EUA, with important reasons being: 1) test results are objectively performed by our device vs. a manual read by eyeball, 2) iAssay automatically transmits test results to The Cloud paving the way for effortlessly fulfilling Health and Human Services (HHS) requirement that all positive and negative test results be sent to them. With iAssay manual entry of test results is history, and so are the associated errors.

In order to design, produce, and test the models 2020 and 2030, several engineers were added to the development staff, and prototype materials have been purchased to support development and testing. Legal fees to support patent and trademark work increased due to answering US Patent Office actions, and protection of new intellectual property. Routine legal support to support investments has also increased as a result of increasing investments in the company. In order to meet our goals of producing units capable of generating revenues during the COVID-19 Pandemic and beyond, the company has strategically increased monthly spending.

COVID strips that we process (analyze) are all in production by a manufacturer/partner, and already authorized through the Emergency Use Authorization (EUA). iAssay will need an EUA to clinically analyze those strips (timeline is a few months or less now), and part of the $50,000 minimum is to support the validation testing that we need to perform independently for submission to the FDA to support that EUA.

The vaccine is out, the pandemic is not over. Not by a long shot. Testing is still be needed, and a quick test such as iAssay provides (easy to access point of care, 25 seconds to analyze and automatically post results to state agencies) will be in demand for a long time. In fact the demand for a COVID-19 antigen test i will likely increase in order to determine if a patient already is huge. Eventually when a quantitative antibody test is available at point of care, its use will determine when a vaccine booster is needed. There are theories that getting the vaccine in the presence of antibodies in the blood might not be healthy. Experience has shown that that antibodies produced as a result of the vaccine or even the disease don't last, in which case it might be prudent to do a quantitative antibody test using iAssay before receiving a vaccine.

Besides clinical, we are expecting a deal for one of the strip manufacturers to use the CyberReader during strip development because data is automatically stored in the cloud for their performance analysis. No FDA Authorization needed for this.

iAssay has opportunistically added Drugs of Abuse Testing to the menu of point of care tests to be performed on the Models 2030 and 2040. Proof of Concept is complete., and testing has been demonstrated at the HIMSS meeting in Orlando, Florida in March, 2022. iAssay is speaking to several manufacturers and distributors of "drug cards" about coupling the models 2030 and 2040 with their urine drugs of abuse tests to perform objective tests that can be stored and or printed (an industry desire).

Lonnie Adelman will continue to commit funding to the venture as needed, and loans from a closely held Adelman corporation also continue to be available.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Lonnie W. Adelman, certify that:

(1) the financial statements of iAssay, Inc. included in this Form are true and

complete in all material respects ; and

(2) the tax return information of iAssay, Inc. included in this Form reflects

accurately the information reported on the tax return for iAssay, Inc. filed for the

most recently completed fiscal year.

Lonnie W. Adelman
Chief Executive Officer

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; and (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

> Financials 1
> Financials 2
> Financials 3
> Financials 4
> Financials 5
> Financials 6
> Financials 7
> Financials 8

Appendix D: Director & Officer Work History

> Eric J. Adelman
> Lonnie W. Adelman
> Susan Adelman

Appendix E: Supporting Documents

> *Add new Form C attachment (admin only)*

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> Early Bird iAssay Convertible Note
>
> iAssay Convertible Note

Appendix C: Financial Statements

> Financials 1
>
> Financials 2
>
> Financials 3
>
> Financials 4
>
> Financials 5
>
> Financials 6
>
> Financials 7
>
> Financials 8

Appendix D: Director & Officer Work History

> Eric J. Adelman
>
> Lonnie W. Adelman
>
> Susan Adelman

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

iAssay, Inc.

By

Lonnie Adelman
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Susan Adelman
Board Member
4/27/2022

Lonnie Adelman
CEO
4/27/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.